EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation

Medallion Funding Corp.	New York
Medallion Taxi Media, Inc.	Delaware
Business Lenders, LLC	Delaware
Medallion Capital, Inc.	Delaware
Medallion Business Credit, LLC	Delaware
Freshstart Venture Capital Corp.	New York